Exhibit 99.1

Funtalk China Holdings Limited Announces
Extraordinary General Meeting Result on Share Incentive Plan

BEIJING, April 12 /PRNewswire-Asia-FirstCall/ -- Funtalk China Holdings Limited (the “Company”) (Nasdaq: FTLK) today announced the result of its extraordinary general meeting (the “EGM”) on the proposed share incentive plan.  The EGM was held on April 9, 2010 at 12:00 noon at South 3/F, Chang'An XingRong Center, No.1 NaoShiKou Street, Xicheng District, Beijing, China.

The EGM was called to vote on a share incentive plan, which gives the Company the right to award options, restricted shares or other share incentive awards of up to 3 million ordinary shares to employees, directors and consultants.  The plan was approved by the EGM, and became effective immediately.

Mr. Fei Dongping, Chief Executive Officer of the Company, stated, “The share incentive plan will align the personal interests of the board members, employees and consultants with those of the Company’s shareholders.  This link further demonstrates our commitment to improving shareholder value as we work to improve our business.”

Shareholders of record as of March 11, 2010 were invited to attend and vote at the EGM.

About Funtalk China Holdings Limited

The Company is a retailer and distributor of wireless communications devices, accessories and content in China. The Company enjoys a national network of branch offices and distribution centers servicing approximately 9,500 retail outlets in over 350 cities across 30 Chinese provinces, a network of mobile phone retail chains with a total of 446 mobile phone retail stores, and an internet retailing platform (http://www.dongdianwang.com) to complement the Company’s retail operations.  More information about the Company can be found at http://www.funtalk.cn

Safe Harbor and Informational Statement

This press release includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements, and investors should not place undue reliance on the forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements made by the parties as a result of a number of factors, some of which may be beyond the Company’s control. These factors include the risk that the Company will not use the proceeds from the offering in the manner contemplated or successfully integrate any acquisitions of retail chains, as well as the other risk factors detailed in the Company’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1, as amended from time to time. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

For more information, please contact:

Bill Zima
ICR Inc. (US)
    Tel:   +1-203-682-8200
Email: bill.zima@icrinc.com

Francis Kwok Cheong Wan
Funtalk China Ltd. (China)
Senior Vice President
     Tel: +86-10-5852-8027
Email: franciswan@funtalk.cn

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